May 15, 2015

By EDGAR Electronic Transmission

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Darden Restaurants, Inc.
Form 10-K for the Year Ended May 25, 2014
Response Dated January 2, 2015
File No. 001-13666

Dear Ms. Raminpour:

We are responding to your letter dated April 6, 2015 (“Comment Letter”), in which you provided further comment on the Darden Restaurants, Inc. (the “Company,” “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 25, 2014 filed on July 18, 2014. We appreciate the Staff’s comments and our ongoing dialogue with the Staff regarding the same. For ease of reference, the Staff’s comment is repeated in boldface below, immediately followed by the Company’s response.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended May 25, 2014

1.
We note your response to our letter dated November 25, 2014 and the additional information you provided during our call with you on February 11, 2015. However, we object to your conclusion that the aggregation of your seven operating segments into a single reportable segment is appropriate under GAAP. As discussed during our call on April 2, 2015, please revise your segment footnote accordingly. Please confirm your understanding of this matter and that you will comply beginning with your fiscal 2015 Form 10-K. If you wish you may provide us with your planned revisions as part of your response to us.

As discussed during our call with the Staff on April 30, 2015, the Company hereby confirms that, beginning with our Annual Report on Form 10-K for the fiscal year ended May 31, 2015, the Company will no longer aggregate our current seven operating segments into a single reportable segment and will revise the segment footnote accordingly to report multiple reportable segments. As we have previously indicated, we will continue to evaluate our structure from time to time to ensure that our segment reporting position remains consistent with the principles of ASC 280.

We trust that this letter is fully responsive to your comment. Please do not hesitate to contact the undersigned at 407-245-5286 if you have any further questions.

Very truly yours,

DARDEN RESTAURANTS, INC.

/s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer